UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Vertex Energy, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92534K107

(CUSIP Number)

Carlos Gilberto Torres Padilla
Bunker One (USA), Inc.
107 Francis Street, 23rd Floor
Mobile, AL 36602
251-690-9100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 10, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 92534K107

1		NAME OF REPORTING PERSONS Bunker One (USA), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) □ (b) □
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Alabama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,641,513
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,641,513
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,513
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 92534K107
Explanatory Note
This Amendment No. 1 to the Schedule 13D amends and restates the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 17, 2020. As noted herein, Bunker One (USA), Inc. no longer beneficially owns more than five percent of the common stock of Vertex Energy, Inc. So, upon the filing of this amendment, Bunker One (USA) will cease to be a reporting person with regard to the common stock.
Item 1. Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.001 per share (the “Common Stock”), of Vertex Energy, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1331 Gemini Street, Suite 250, Houston, Texas 77058.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by Bunker One (USA), Inc. (the “Reporting Person”).

(b) The principal business address of the Reporting Person is 107 Francis Street, 23rd Floor, Mobile, AL 36602.

(c) The principal business of the Reporting Person is as a physical supplier of bunker fuel.

(d) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, none of the Listed Persons (as defined below), has during the last five years been convicted in a criminal proceeding.

(e) Neither the Reporting Person nor, to the best knowledge of the Reporting Person, none of the Listed Persons (as defined below), has during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is organized under the laws of the state of Alabama.

Information concerning each executive officer, director and controlling person (the “Listed Persons”) of the Reporting Person is listed in Exhibit 1 attached hereto, and is incorporated by reference herein.  To the knowledge of the Reporting Person, all of the Listed Persons who are natural persons are citizens of the United States, other than as otherwise specified in Exhibit 1 hereto.

Item 3. Source and Amount of Funds or Other Consideration.

On January 10, 2020, the Reporting Person acquired 9,018 shares of Common Stock in a private purchase under the terms of a Stock Purchase Agreement between the Reporting Person, Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP. The consideration for these shares was the delivery by the Reporting Person of cash in the aggregate dollar amount of $15,781.50.

CUSIP No. 92534K107

On January 7, 2020, the Reporting Person acquired 601,090 shares of Common Stock in a private purchase under the terms of a Stock Purchase Agreement between the Reporting Person, Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP. The consideration for these shares was the delivery by the Reporting Person of cash in the aggregate dollar amount of $1,051,907.50.

On January 7, 2020, the Reporting Person acquired 104,940 shares of Common Stock in a private purchase under the terms of a Stock Purchase Agreement between the Reporting Person and Burguete Investment Partnership, L.P. The consideration for these shares was the delivery by the Reporting Person of cash in the aggregate dollar amount of $183,645.

The Stock Purchase Agreements used in the January 2020 Common Stock acquisitions noted above were substantively the same, and a copy of the form of that agreement is attached hereto as Exhibit 2.

On December 20, 2019, the Reporting Person acquired 257,893 shares of Series B1 Preferred Stock, par value $0.001 per share of the Issuer (the “B1 Preferred Stock”) in a private purchase under the terms of a Stock Purchase Agreement between the Reporting Person and Ardsley Partners Renewable Energy Fund L.P. The consideration for these shares was the delivery by the Reporting Person of cash in the aggregate dollar amount of $451,312.75. These purchased shares of B1 Preferred Stock were subsequently converted into an equal number of shares of Common Stock.

On December 19, 2019, the Reporting Person acquired 850,000 shares of B1 Preferred Stock in a private purchase under the terms of a Stock Purchase Agreement between the Reporting Person and NuView Trust Company, as custodian for the benefit of Richard Jacinto II. The consideration for these shares was the delivery by the Reporting Person of cash in the aggregate dollar amount of $1,487,500. These purchased shares of B1 Preferred Stock were subsequently converted into an equal number of shares of Common Stock.

On December 19, 2019, the Reporting Person acquired 1,046,157 shares of B1 Preferred Stock in a private purchase under the terms of a Stock Purchase Agreement between the Reporting Person and the Prescott Group Aggressive Small Cap Master Fund, G.P. The consideration for these shares was the delivery by the Reporting Person of cash in the aggregate dollar amount of $1,809,851.61. These purchased shares of B1 Preferred Stock were subsequently converted into an equal number of shares of Common Stock.

The Stock Purchase Agreements used in the December 2019 B1 Preferred Stock acquisitions noted above were substantively the same, and a copy of the form of that agreement is attached hereto as Exhibit 3.

Item 4. Purpose of Transaction.

The Reporting Person has no present plans or proposals which relate to or would result in any of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except, in the future, the Reporting Person may acquire additional shares of Common Stock or other securities of the Issuer.

CUSIP No. 92534K107

Item 5. Interests in Securities of the Issuer.

(a) Set forth below is the aggregate number and percentage of outstanding shares of Common Stock owned beneficially by the Reporting Person (based on 63,352,411 shares of Common Stock outstanding as of March 11, 2022, plus the shares of stock of the Issuer acquired by the Reporting Person as described in this Schedule 13D, all of which were shares of B1 Preferred Stock formerly):

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Reporting Person	1,641,513	2.6%

(b) The Reporting Person has sole voting and dispositive power of the Common Stock beneficially owned by it.

(c) The following transactions in the Common Stock (or the B1 Preferred Stock which was subsequently converted into an equal number of shares of Common Stock) have occurred during the 60 days on or prior to September 10, 2021 by the Reporting Person:

Name	Trade Date	Number of Shares Sold	Price Per Share	Where and How Transaction was Effected
Reporting Person	September 10, 2021	114,283	$7.02993	Open Market
Reporting Person	September 9, 2021	70,551	$7.03494	Open Market
Reporting Person	September 8, 2021	76,417	$7.02851	Open Market
Reporting Person	September 7, 2021	140,000	$7.19280	Open Market
Reporting Person	September 3, 2021	2,311	$7.50000	Open Market
Reporting Person	August 27, 2021	24,939	$8.03796	Open Market
Reporting Person	August 24, 2021	16,124	$8.00205	Open Market

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 3 above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

CUSIP No. 92534K107

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Executive Officers, Directors and Controlling Persons of the Reporting Person – Previously Filed
2	Form of Stock Purchase Agreement for Common Stock – Previously Filed
3	Form of Stock Purchase Agreement for B1 Preferred Stock – Previously Filed

CUSIP No. 92534K107
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 4, 2022
BUNKER ONE (USA), INC.

By:     /s/ Carlos Gilberto Torres Padilla
Carlos Gilberto Torres Padilla, Director